To Whom It May Concern:                            May 19, 2000

The firm of Barry L. Friedman, P.C., Certified Public Accountant consents to the inclusion of their report of May 19, 2000, on the Financial Statements of GLOBAL SMARTCARDS INC., as of March 31, 2000, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Barry L. Friedman
---------------------------
Barry L. Friedman
Certified Public Accountant

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